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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 13D/A

                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934




                        Electronic Identification, Inc.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                  285734 20 8
                                 (CUSIP Number)


                              James F. Biagi, Jr.
                          701 Fifth Avenue, Suite 2800
                           Seattle, Washington  98104
                                 (206) 587-5700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   1/29/2003
            (Date of Event Which Requires Filing of This Statement)

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     If  the  filing person has previously filed a statement on Schedule 13G  to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box. [   ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 285734 20 8
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1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Advanced Biometrics, Inc. - 91-1810027

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A            [   ]
   GROUP*                                            (a  [   ]
                                                     )
                                                     (b
                                                     )
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*


        WC

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [   ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Washington

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NUMBER OF  |  7   SOLE VOTING POWER        5,250,000 (1)
  SHARES   |
BENEFICIAL |  8   SHARED VOTING POWER 0
 LY OWNED  |
 BY EACH   |  9   SOLE DISPOSITIVE POWER   750,000 (2)
REPORTING  |
  PERSON   | 10   SHARED DISPOSITIVE POWER 0
   WITH    |
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

        750,000 shares (2)

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*                              [   ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.5%

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14 TYPE OF REPORTING PERSON*

   CO

(1) Consisting of (a) 5,000,000 shares of Series A Convertible Preferred Stock entitled to one vote per share on matters that are subject to the vote of all holders of Common Stock, subject to the limitation described in Item 4,
    (b) 125,000 shares of Common Stock and (c) 125,000 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants ("Warrant Shares"). The 5,000,000 shares of Series A Convertible Preferred Stock, together with the 125,000 shares of Common Stock and the 125,000 Warrant Shares, are entitled to cast 59.7% of the vote on all matters on which the Series A Convertible Preferred Stock is entitled to vote together with the Common Stock. On matters on which the Series A Convertible Preferred Stock is not entitled to vote, the 125,000 shares of Common Stock and the 125,000 Warrant Shares are entitled to cast 6.6% of the vote.

(2) Consisting of (a) 500,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Series A Convertible Preferred Stock, (b) 125,000 shares of Common Stock and (c) 125,000 Warrant Shares.


Item 1.        Security and Issuer.

       This Amendment No. 3 relates to the Common Stock, $0.001 par value per share ("Common Stock"), and the Series A Convertible Preferred stock, $0.001 par value per share ("Series A Preferred Stock"), of Electronic Identification, Inc. (the "Company"), a Nevada corporation, with its principal place of business at 1200 West Pender Street, Suite 411, Vancouver, B.C., Canada V6E 2S9. This Amendment No. 3 amends the Statement on
       Schedule 13D originally filed with the Securities and Exchange Commission on November 25, 2002, amended and restated on November 27, 2002, and amended on December 12, 2002. Items 3, 4 and 5 of the Statement on Schedule 13D, and Schedule I thereto, are hereby amended and restated in their entirety to read as follows:


"Item 3.  Source and Amount of Funds or Other Consideration.

      "Working Capital of $55,000.


"Item 4.  Purpose of Transaction.

      "For investment purposes and to further the undersigned's influence over the Company through ownership of voting securities. Following the reported acquisitions, the undersigned beneficially owns approximately 17.5% of the Common Stock. Holders of Series A Preferred Stock are entitled to one vote per share on all matters that are subject to the vote of all holders of Common Stock, except that the holders of the Series A Preferred Stock shall not be entitled to vote to alter, amend or otherwise change in any way or form, the Agreement and Plan of Exchange relating to the proposed share exchange with ABI and/or any related agreements. Following the reported acquisitions, ABI holds 59.7% of the voting power on all matters on which the Series A Preferred Stock is entitled to vote together with the Common Stock and 6.6% of the voting power on all other matters.


      "The undersigned:

     (a) may periodically acquire additional shares of the Company's securities or dispose of the Series A Preferred Stock;

     (b) is presently considering alternatives for implementing a change in control of the Company, including (i) the acquisition of a majority of the Company's voting securities and (ii) an extraordinary corporate transaction involving the Company, either without or after acquiring voting control, that would result in the shareholders of the undersigned becoming the majority shareholders of the Company;

     (c) has no present plans for a transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) has no present plans for any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancy; however, the undersigned has not ruled out the possibility of such changes in its consideration of change-in-control alternatives for the Company;

     (e) has no present plans for any material change in the present capitalization or dividend policy of the Company, except (a) that the board of directors, which includes the undersigned, has previously stated its intention to look for potential merger candidates, which would, if successful, result in a change to the present capitalization and (b) as the result of an extraordinary corporate transaction described in (b) above;

     (f) has no present plans for any other material change in the Company's business or corporate structure except as the result of an extraordinary corporate transaction described in (b) above;

     (g) has no present plans for any changes in the Company's charter, by-laws or similar instruments which may impede the acquisition or control of the Company by any person;

     (h) has no present plans to cause the Company's securities to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system;

     (i) has no present plans to cause a class of securities of the Company to become eligible for termination of registration pursuant to section 12(g) of the Securities Exchange Act of 1934;

     (j)  has no present plans to take any action similar to the foregoing.



"Item 5.  Interest in Securities of the Issuer.

     (a) 750,000 shares of Common Stock (500,000 of which are issuable upon conversion of 5,000,000 shares of Preferred Stock, 125,000 of which are owned directly and 125,000 of which are issuable upon exercise of Common Stock purchase warrants), representing approximately 17.5% of the outstanding Common Stock. Each of the persons named on Schedule I attached hereto, solely by virtue of his position with ABI, may be deemed to beneficially own the 750,000 shares of Common Stock.

     (b) The undersigned has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the shares referred to in Items 7 and 9 of the cover page of this report. Each of the persons named on Schedule I attached hereto, solely by virtue of his position with ABI, may be deemed to share power to vote or to direct a vote and share power to dispose or to direct the disposition of the shares referred to in Items 7 and 9 of the cover page of this report.

                              "Schedule I

                       Advanced Biometrics, Inc.

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                          Executive Officers
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    Name        Business or          Principal       Name and Address
             Residence Address     Occupation or     of Corporation in
                                     Employment       which Employed
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James        Advanced            Chief Executive    Advanced
Katzaroff    Biometrics, Inc.    Officer and        Biometrics, Inc.
             7203 W. Deschutes   Chairman of the    7203 W. Deschutes
             Ave. Suite A        Board of Directors Ave. Suite A
             Kennewick, WA       of Advanced        Kennewick, WA
             99336               Biometrics, Inc.   99336
Robert Papke Advanced            President and a    Advanced
             Biometrics, Inc.    Director or        Biometrics, Inc.
             7203 W. Deschutes   Advanced           7203 W. Deschutes
             Ave.                Biometrics, Inc.   Ave. Suite A
             Suite A                                Kennewick, WA
             Kennewick, WA                          99336
             99336

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                               Directors
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    Name        Business or          Principal       Name and Address
             Residence Address     Occupation or     of Corporation in
                                     Employment       which Employed
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James        Advanced            Chief Executive    Advanced
Katzaroff    Biometrics, Inc.    Officer and        Biometrics, Inc.
             7203 W. Deschutes   Chairman of the    7203 W. Deschutes
             Ave. Suite A        Board of Directors Ave. Suite A
             Kennewick, WA       of Advanced        Kennewick, WA
             99336               Biometrics, Inc.   99336
Robert Papke Advanced            President and a    Advanced
             Biometrics, Inc.    Director or        Biometrics, Inc.
             7203 W. Deschutes   Advanced           7203 W. Deschutes
             Ave. Suite A        Biometrics, Inc.   Ave. Suite A
             Kennewick, WA                          Kennewick, WA
             99336                                  99336
Ken Hatch    Hatch Enterprises   President and      Hatch Enterprises
             1011 Western Ave.   Chief Executive    1011 Western Ave.
             Suite 900           Officer of Hatch   Suite 900
             Seattle, WA         Enterprises        Seattle, WA  98104
             98104
Christian    East River          Chief Executive    East River
Martin       Entertainment,      Officer of East    Entertainment,
             Inc. 17056          River              Inc. 17056 Livorno
             Livorno Drive       Entertainment,     Drive
             Pacific             Inc.               Pacific Palisades,
             Palisades, CA                          CA  90272
             90272
Stuart Platt 14679 Henderson     Chairman, The      The Wornick
             Road N.E.           Wornick Company    Company
             Bainbridge                             14679 Henderson
             Island, WA  98110                      Road N.E.
                                                    Bainbridge Island,
                                                    WA  98110
James        Raisbeck            Owner of Raisbeck  Raisbeck
Raisbeck     Engineering 4411    Engineering        Engineering 4411
             South Ryan Way                         South Ryan Way
             Seattle, WA                            Seattle, WA  98178
             98178
John Walsh   Walsh &             Owner of Walsh &   Walsh & Associates
             Associates          Associates         10900 NE 4th St.
             10900 NE 4th St.                       Suite 2310
             Suite 2310                             Bellevue, WA
             Bellevue, WA                           98004"
             98004

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete, and correct.

DATE:                   February 7, 2003.

ADVANCED BIOMETRICS, INC.

SIGNATURE:          /s/ James Katzaroff
                        ---------------
                        James Katzaroff
                        Chief Executive Officer